Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Company	State of Organization	Percentage of Equity Owned Directly or Indirectly

Federal Life Insurance Company	Illinois	100%

Americana Realty Company	Illinois	100%

FED Mutual Financial Services, Inc.	Illinois	100%

FEDHO Holding Company	Illinois	100%